U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

10th Floor of Tower B, Baoneng Center,

Futong East Road, Chaoyang District, Beijing 100102 China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2014 annual shareholder meeting.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Proxy Statement for 2014 Annual Shareholder Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

November 19, 2014	By:	/s/ Phil Fan
Phil Fan
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer